UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 30, 2008 (April 30, 2008)**

Lightwave Logic, Inc.
(Exact name of registrant as specified in its charter)

Nevada	**0-52567**	**82-049-7368**
(State or other jurisdiction	*(Commission*	*(IRS Employer*
of incorporation)	*File Number)*	*Identification No.)*

2601 Annand Dr., Suite #16, Wilmington, Delaware 19808
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(302) 998-8824**

_____
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K filed with the Securities and Exchange Commission by Lightwave Logic, Inc., a Nevada corporation ("**registrant**"), may contain forward-looking statements that can be identified by use of the words "may," "will," "should," "plans," "explores," "expects," "anticipates," "continue," "estimate," "project," "intend," and similar expressions. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, but are not limited to, general economic and business conditions, effects of continued geopolitical unrest and regional conflicts, competition, changes in technology and methods of marketing, delays in completing various engineering and manufacturing programs, changes in customer order patterns, changes in product mix, continued success in technological advances and delivering technological innovations, shortages in components, production delays due to performance quality issues with outsourced components, and various other factors beyond the Company's control.

Item 7.01   Regulation FD Disclosure

On April 30, 2008, Lightwave Logic, Inc. released a fact sheet to various industry analysts and market professionals. The fact sheet provides a summary of certain aspects of the registrant, including, among other things, its plan of business, description of its core technology, market statistics and management as of April 29, 2008. The full text of the fact sheet is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits

Exhibit No.	Description
99.1	Lightwave Logic, Inc. Fact Sheet as of April 29, 2008.

**SIGNATURES**

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIGHTWAVE LOGIC, INC.

By: /s/ *Harold R. Bennett*
     Harold R. Bennett, CEO

Dated: April 30, 2008



Lightwave Computing Chips

LIGHTWAVELOGIC™

Key Statistics

(as of 4/29 /08)

Symbol	LWLG.OB
Market Cap	$89M
Shares Outstanding	35M
Float	10M
52-wk range	$0.40-$2.66

Management

Hal Bennett
Chief Executive Officer

Frederick Goetz, Jr.
President

Frederick Goetz, Sr.
Chief Science Officer

Terry Turpin
Lightwave Computing Guru

Investor Relations

The Investor Relations Group
11 Stone Street
New York, NY 10004
Tel.: (212) 825-3210
Fax: (212) 825-3229

Investor Relations
Erika Moran
Salima Rasul
Tom Caden

Public Relations
Lynn Granito
Steven Melfi

Company Overview

Lightwave Logic, Inc. is a development stage company that intends to market lightwave computing chips that it believes will usher in a new era of computing. Lightwave Logic's innovative lightwave computing chips will manipulate light instead of electrons and hold the potential to be one million times more powerful than their silicon counterparts. The chips will be made of a polymer that is doped with the company's breakthrough electro-optic nanoparticle.

Lightwave Computing Chips



Figure 1
A wafer of planar waveguide photonic devices produced by Lightwave Logic's manufacturing partner, Photon-X, which will serve as the basis of our lightwave computing chips.

Lightwave Logic Exploits Decades of Past Research

More than three decades of research have been spent developing the techniques and applications of lightwave computing. We believe that our lightwave computing chips will be the first commercially viable devices to exploit this vast body of knowledge.

Core Technology

Our lightwave computing chips are made out of a polymer that is doped with our breakthrough electro-optic nanoparticle. The core component of a lightwave computer is an electro-optic modulator, a device that translates electrical 1's and 0's into lightwave 1's and 0's. Lightwave computer chips utilize arrays of these modulators to create different capabilities:

- A single modulator for fiber optic telecommunications components
- A one-dimensional array of modulators for Hyperfine WDM
- A two-dimensional array of modulators (Spatial Light Modulator) for image and speech recognition



10100101101010101
LASER
(SOURCE)
MODULATOR
(ON/OFF VALVE)
DIGITAL
DATA
STREAM
FIBER-OPTIC
CABLE

Figure 2
An electro-optic modulator is the component that translates 1's and 0's in silicon computers to a stream of light pulses that flow through a lightwave computer.

Calculations based on measurements made at the University of Arizona indicate that our modulators should be able to switch light at speeds in excess of 100 gigabits per second.

Our Breakthrough Nanoparticle

Lightwave Logic's ring locked perkinamine molecule is a radical departure from the CLD (Cheng-Larry Dalton) approach that has been pursued for more than three decades. As can be seen in the two figures below, Lightwave Logic's ring locked perkinamine chemistry creates a more stable structure than the linear CLD approach.



perkinamine
Fully integrated, stable ring locked structure
Points of high reactivity, cis-trans isomerization and/or bond rotation
CLD

Figure 3
Lightwave Logic's perkinamine nanoparticle is visibly more stable than the CLD alternative.

Intellectual Property

We have five patents pending with worldwide coverage covering our nanoparticles.

The Possibilities

- Fast modulators for fiber optic telecom
- All optical Internets
- Supercomputer interconnection systems
- Smart weapon vision systems
- Computer vision systems
- Automotive vision systems
- Robotic vision systems

Potential Customers

- Military
- Fiber telecommunications component suppliers
- Computer companies

Milestones



Chemical spacer system completed May 2007
Hal Bennett Joins Lightwave Logic March 2007
Bim Pickett joins BOD January 2008
2008
Terry Turpin joins Lightwave Logic March 2008
Materials Completed March 2008
Materials Tested April 2008
Anticipated prototype fiber optic modulator Q2, 2008